Exhibit 97.1

LENNOX INTERNATIONAL INC.
AMENDED AND RESTATED CLAWBACK POLICY

Article I
Definitions

“Committee” means the Compensation & Human Resources Committee of the Board of Directors of the Company, who will administer this Policy in accordance with NYSE guidance.
“Company” means Lennox International Inc.
“Covered Person” means the Company’s current and former Chief Executive Officers, Executive Vice Presidents, and other officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934 ("Executive Officers”) if they were an Executive Officer during the relevant performance period.
“Effective Date” means October 2, 2023.
“Excess Amount” means the difference between the amount of Incentive Compensation received by a Covered Person during the Recovery Period, and the lesser amount of Incentive Compensation that a Covered Person would have received based on the restated financial results.
“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. Financial reporting measures include items reported in or derived from the Company’s financial statements as well as stock price and total shareholder return. Incentive Compensation does not include awards with time-based vesting, such as restricted stock units, stock appreciation rights, or other awards that are not subject to the attainment of a financial reporting measure.
“Original Policy” means the Clawback Policy adopted by the Company on September 17, 2009.
“Recovery Period” means the three completed fiscal years immediately preceding a Triggering Event, except in the case of a change in the Company’s fiscal year, in which case the time period will be adjusted pursuant to applicable New York Stock Exchange (“NYSE”) rules.
“Triggering Event” means the earlier of:
a)the date the Company determines that it is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, or
b)the date a legal authority directs the Company to prepare such an accounting restatement.

Article II
Recovery of Excess Amounts
1)This Policy applies to any Incentive Compensation received on or after the Effective Date resulting from attainment of a financial reporting measure for any fiscal period ending on or after the Effective Date. The Original Policy will continue to apply to Incentive Compensation (as defined in the Original Policy) prior to the Effective Date.
2)If a Triggering Event occurs, the Company will recover any Excess Amount received by a Covered Person. Incentive Compensation is considered received when the applicable financial reporting measure is attained, without regard to when the Incentive Compensation was actually awarded or paid. The Company will calculate the Excess Amount without regard to any taxes paid by the Covered Person. In the case of Incentive Compensation based on stock price or total shareholder return, the Excess Amount will be based on reasonable estimates. Recovery will be made reasonably promptly following the Triggering Event in any manner the Committee determines is appropriate, including, but not limited to, offsetting future compensation, repayment through a deferred payment plan, or canceling unrelated unvested equity awards.
3)The Committee may determine that it would be impracticable to recover Excess Amounts if:
a)the Company has already made a reasonable attempt to recover the Excess Amounts and total efforts would incur third-party expenses greater than the amount to be recovered;
b)recovery would violate home country law adopted prior to November 28, 2022 and counsel in that jurisdiction has issued an opinion (acceptable to NYSE) that recovery would violate that jurisdiction’s law; or
c)recovery would likely cause a broad-based, tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code and applicable regulations.
4)The Company may not indemnify any Covered Person for the loss of Excess Amounts pursuant to this Policy.
5)The Company will maintain documentation to support estimates of the Excess Amounts and to show its attempts to recover Excess Amounts.
Approved by Lennox International Inc. Board of Directors - July 14, 2023